February 24, 2026

William Ferri
Chief Executive Officer
Cantor Fitzgerald Income Trust, Inc.
110 E. 59th Street
New York, NY 10022

       Re: Cantor Fitzgerald Income Trust, Inc.
           Draft Registration Statement on Form S-11
           Submitted February 17, 2026
           CIK No. 0001666244
Dear William Ferri:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Catherine De Lorenzo at 202-551-3772 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:    Michael Kessler, Esq.